October 22, 2009

United States Securities Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Kathleen Collins, Accounting Branch Chief

Re: Facsimile Transmittal, September 25, 2009
       8-K Filed on September 22, 2009: File No. 000-52279

Dear Ms. Melissa Feider:

Response to your communication dated September 25, 2009.

Form 8-K Filed on August 21, 2009

1)
We note you have requested Lawrence Scharfman CPA to provide a letter indicating whether or not they agree with your disclosures in your Form 8-K and they have not responded yet. When available, please file this letter in amended Form 8-K. If you are unable to obtain Exhibit 16 letter, please file an amended Form 8-K to disclose this fact. We have amended the 8-K to answer.

2)
When you amend your 8-K, please also revise to state whether the accountant’s report on the financial statements for either of the past two years (i.e., rather than just fiscal 2008) contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principals, and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification pursuant to Item 304 (a)(1)(ii) of Regulation S-K. Further, you should disclose the audit scope was modified due to the Company’s uncertainty regarding the ability to continue as a going concern in the accountant’s report for the fiscal y2008 Form 10-K. We have amended the 8-K to answer.

3)
Finally, when you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.  We have amended the 8-K to answer.

Sincerely,

William Russell Smith
CEO
Ensurapet, Inc.
1967 East Maple Street, #303
North Canton, OH 44720